ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 2, 2021	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the “Trust”) (SEC File No. 333-30810 and 811-09819) Amendment No. 278 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on July 1, 2021, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the creation and offering of a new share class for State Street ESG Liquid Reserves Fund, State Street Institutional Liquid Reserves Fund, State Street Institutional Treasury Money Market Fund, State Street Institutional Treasury Plus Money Market Fund and State Street Institutional U.S. Government Money Market Fund (each a “Fund” and together, the “Funds”), that Mr. Matthew Williams of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on August 17, 2021. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this registration statement. We remind you that the Funds and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff. Please file the response at least 5 days in advance of the effective date.

Response: The Funds acknowledge this comment.

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2.	Please apply any applicable comments to each Fund’s respective master fund (each a “Portfolio” and together, the “Portfolios”) as well.

Response: The Funds acknowledge this comment.

3.

The Staff’s position is that for funds that are not new funds, the Rule 30e-3 legend needs to remain on the cover page of the Prospectus for two years or until January 2022. See Optional Internet Availability of Investment Company Shareholder Reports, Release Nos. 33-10506; 34-83380; IC-33115, pages 32-33 (the “Adopting Release”).

Response: The State Street ESG Liquid Reserves Fund notes that it made its initial filing pursuant to Rule 485(a) on April 18, 2019, its first filing pursuant to Rule 485(b) on July 7, 2019 and it commenced operations on December 4, 2019. Pursuant to Rule 30e-3(i)(1)(i)(A), the Fund included the “required statement” (as defined in Rule 30e-3) on each prospectus, summary prospectus, annual report to shareholders, and semi-annual report to shareholders, as applicable, beginning on the date the Fund first publicly offers its shares, and ending on December 31, 2020. Therefore, the Fund believes it is compliant with Rule 30e-3 and the Adopting Release in removing the legend.

The other Funds note that they have included the required statement in each prospectus, summary prospectus, annual report to shareholders, and semi-annual report to shareholders, as applicable, for a two-year period (six times, on two annual reports, two semi-annual reports, and in summary and statutory prospectuses for two annual update cycles, in line with the Adopting Release) in accordance with Rule 30e-3(i)(1)(ii) and therefore decline to make the requested change.

Prospectuses

4.

Please bold the language that reads “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below” in the section titled “Fees and Expenses of the Fund.”

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

5.	Unless there is a unique component to each Fund’s expenses, please delete footnote 1 to the Annual Fund Operating Expenses table and show actual expenses as of the previous fiscal year.

Response: The Funds note that the Bancroft Capital class has not yet launched and therefore do not have any actual expense figures that could be shown for the previous fiscal year. The Funds have determined not to make any changes in response to this comment.

6.	Please reflect the fees and expenses of each Fund’s respective Portfolio in each Fund’s fee table per Instruction 1(d) of Item 3 of Form N-1A.

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Response: The Funds confirm that the fees and expenses of the Portfolio are reflected in the fee table. The Funds note that the lead-in to the fee table for each Fund states, “The expenses shown in the table and the Example reflect the expenses of the Fund and the Fund’s proportionate share of the expenses of the [Portfolio]...”

7.

Please move the voluntary waiver disclosure from a footnote to the Annual Fund Operating Expenses table to Item 10 per Instruction 3(e) to Item 3 of Form N-1A. If the Adviser is entitled to recoup any amounts pursuant to the contractual waiver in effect through April 30, 2022, disclose those terms in a footnote to the Annual Fund Operating Expenses table.

Response: The Funds believe that disclosure of the voluntary waiver and possible negative impact on yield in the future if amounts are reimbursed to the Adviser is important disclosure. The Funds are aware of other money market funds that have included disclosure in their fee tables about similar arrangements. The Funds note that the general instructions to Form N-1A say that it will be administered “in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” The Funds have complied with the instructions to Item 3 of Form N-1A by not reflecting the voluntary waiver in the fee table. The Funds confirm that the voluntary waiver does not have a specific termination date. SSGA FM’s right to recoup amounts waived is subject to an agreement between SSGA FM and each respective Fund, which may be terminated by either party at any time upon 60 days’ prior notice to the other party. The termination of the agreement will not affect a Fund’s obligation to reimburse SSGA FM in accordance with the agreement for Voluntary Reductions made during the term of the agreement.

In addition, the Fund confirms that the Adviser is not entitled to recoup any amounts waived pursuant to the contractual waiver in effect through April 30, 2022.

8.	Since none of the Funds are “new funds” as defined in Instruction 6 to Item 3 of Form N-1A, please present expense examples for the 5 and 10 year periods for Bancroft Capital Class shares.

Response: The requested change will be made.

9.

Reference is made to the language that reads “Bancroft Capital Class shares are generally expected to incur higher expenses, and generally have lower returns, than Premier Class shares.” Please do not use the term “generally” when comparing the expenses and returns of the two share classes.

Response: In response to this comment, the Funds intend to revise their disclosure as follows:

Bancroft Capital Class shares are generally expected to incur higher expenses, and ~~generally~~ have lower returns, than Premier Class shares.

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10.

For the State Street ESG Liquid Reserves Fund, the Fund’s name includes “ESG.” The Staff believes that this word suggests a type of investment and therefore the Fund should include an 80% policy per Rule 35d-1.

Response: The Fund believes that the term “ESG” as used in the Fund’s name does not give rise to an 80% requirement under Rule 35d-1 because it connotes a type of investment strategy or process, rather than a particular type of investment. As noted by the Commission in the adopting release for Rule 35d-1, “the rule does not apply to fund names that incorporate terms such as growth or value that connote types of investment strategies as opposed to types of investments.” Like the terms “growth” and “value,” the term “ESG” refers to the Adviser’s investment strategy and process. The Fund also believes that its name is consistent with Section 35(d) under the 1940 Act; its disclosure regarding its investment strategy is clear, and the Fund does not believe the term “ESG” in its name would lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with that strategy. Accordingly, the Fund respectfully declines to adopt a Rule 35d-1 policy for the Fund with respect to the term “ESG.”

11.

Each Fund’s Item 9 disclosure appears to be identical to the Item 4 disclosure. Please revise the disclosure so that Item 4 is a summary of a more robust version of the disclosure contained in Item 9. See Division of Investment Management’s Guidance Update 2014-08.

Response: The Funds do not intend to make any changes in response to this comment. The Funds have reviewed IM Guidance Update No. 2014-08 and believe that its Form N-1A Item 4 and Item 9 disclosure is consistent with the requirements of Form N-1A.

12.	Please disclose the Fund’s concentration policy just above the section titled “Additional Information About Investment Objectives, Principal Strategies and Risks – Additional Information About Risks.”

Response: The State Street ESG Liquid Reserves Fund and State Street Institutional Liquid Reserves Fund note that they currently include the following disclosure in the section titled “Additional Information About Investment Objectives, Principal Strategies and Risks – Principal Investment Strategies,” which appears right before the “Additional Information About Investment Objectives, Principal Strategies and Risks – Additional Information About Risks” section: “Under normal market conditions, the Fund intends to invest more than 25% of its total assets in bank obligations.” Therefore, the Funds decline to make any changes in response to this comment. The other Funds do not have concentration policies.

13.

Please supplementally explain why the following paragraph is only included as a footnote to the fee table for the State Street ESG Liquid Reserves Fund. “The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”) is contractually obligated, through April 30, 2022 (i) to waive up to the full amount of the advisory fee payable by the Fund, and/or (ii) to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, interest, taxes, extraordinary expenses, acquired fund fees, any class-specific expenses, such as

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distribution, shareholder servicing, sub-transfer agency and administration fees) exceed 0.07% of average daily net assets on an annual basis (the “Total Annual Fund Operating Expense Waiver”). The Total Annual Fund Operating Expense Waiver may not be terminated prior to April 30, 2022 with respect to the Fund except with approval of the Fund’s Board of Trustees.”

Response: The State Street ESG Liquid Reserves Fund is the only Fund for which the contractual fee waiver is expected to impact the Fund’s net Total Annual Operating Expenses.

14.

Reference is made to the disclosure in the section tilted “FINANCIAL HIGHLIGHTS” that states “Because the Bancroft Capital Class was unfunded as of the date of this Prospectus, it does not currently have financial highlights information. The financial highlights tables below give information with respect to the Premier Class shares of the Fund.” Please provide the financial highlights supplementally for review prior to the effective date.

Response: In response to this comment, the Funds have provided financial highlights supplementally by email for review.

15.	Please include semi-annual financial highlights information in the section titled “FINANCIAL HIGHLIGHTS.”

Response: In response to this comment, the Funds will provide semi-annual financial highlights information in the section titled “FINANCIAL HIGHLIGHTS.”

Statement of Additional Information (“SAI”) Comments

16.

Please revise the statement that “the Fund is permitted to invest without limit in “government securities” (as defined in the 1940 Act), tax-exempt securities issued by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing and bankers’ acceptances, certificates of deposit and similar instruments issued by: (i) U.S. banks, (ii) U.S. branches of foreign banks (in circumstances in which the Adviser determines that the U.S. branches of foreign banks are subject to the same regulation as U.S. banks), (iii) foreign branches of U.S. banks (in circumstances in which the Adviser determines that the Fund will have recourse to the U.S. bank for the obligations of the foreign branch), and (iv) foreign branches of foreign banks (to the extent that the Adviser determines that the foreign branches of foreign banks are subject to the same or substantially similar regulations as U.S. banks).” While money market funds are permitted to reserve freedom to concentrate in the securities issued by the U.S. government or its instrumentalities, as well as deposit instruments in U.S. banks, the carveout in the quoted language appears to be too broad. See Statements of Investment Policies on Money Market Funds Related to Industry Concentration, Release IC-9011 (Oct. 30, 1975) (“Release 9011”).

Response: The Funds consider Fundamental Investment Restriction 6 to be consistent with the position of the Staff as expressed in Guide 19 of the guidelines accompanying the adoption of Form N-1A. See Investment Company Act Release No. 13436 (Aug. 12,

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1983). Guide 19 states that a money market fund may declare an investment policy on industry concentration reserving freedom of action to concentrate its investments in government securities and certain bank instruments. The Staff’s position in Guide 19 requires that a fund relying on this guidance include “additional disclosure in its Statement of Additional Information concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.” The language quoted in Fundamental Investment Restriction 6 is intended to be responsive to this.

17.

Fundamental Investment Restriction 6 states “for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries.” Please note that the Staff has taken the position that a fund may not disregard the investments of affiliated and unaffiliated underlying investment companies when determining compliance with its concentration policy. Please add narrative disclosure indicating that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Funds respectfully decline to make the requested change. The Funds are not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with their policies on concentrating their investments.

18.

Reference is made to the disclosure that states “The advisory fees paid by the State Street ESG Liquid Reserves Portfolio to SSGA FM for the last three fiscal years are as follows” in the section titled “INVESTMENT ADVISORY AND OTHER SERVICES—Investment Advisory Agreement.” Please explain supplementally why advisory fees paid to SSGA FM for the last three fiscal years are only disclosed for the State Street ESG Liquid Reserves Portfolio.

Response: The Funds note that the SAI discloses that each of the Funds currently invests all of its assets in a related Portfolio that has the same investment objectives and substantially the same investment policies as the relevant Fund and that, as long as a Fund remains completely invested in its related Portfolio (or any other investment company), the Adviser is not entitled to receive any investment advisory fee with respect to the Fund. The Funds note that each Portfolio pays a management fee to the Adviser at a rate that is disclosed in the Funds’ SAI. In addition, the Portfolios’ SAI discloses the aggregate advisory fees paid by each Portfolio for the last three fiscal years. Accordingly, the Registrant believes the current disclosure is consistent with Item 19(a)(3) of Form N-1A. In response to this comment, the Funds intend to add disclosure stating the advisory fees paid to SSGA FM by each Portfolio with respect to assets invested in the Portfolio by its respective feeder Fund for the last three fiscal years.

Declaration of Trust Comments

19.	Reference is made to Article III Section 5 of the Declaration of Trust, Derivative Claims. Please summarize the limitations on derivative actions in the prospectus.

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Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

20.

Reference is made to Article III, Section 7 of the Declaration of Trust, Direct Claims. Please summarize in the prospectus and state that it does not apply to claims arising under the federal securities laws.

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

21.

Reference is made to Article V, Section 5 of the Declaration of Trust, Inspection of Books and Records. Please disclose in the prospectus or SAI that this section does not apply to shareholder rights under the federal securities laws.

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

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